UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Constellation Energy Partners LLC
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(Name of Issuer)
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Common Units representing Class B Limited Liability Company Interests
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(Title of Class of Securities)

21038E101
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(CUSIP Number)

Gregg T. Abella
Investment Partners Asset Management, Inc.
One Highland Avenue
Metuchen, New Jersey 08840
732-205-0391

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which  would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but  shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21038E101
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1     NAME OF REPORTING PERSON
       Investment Partners Asset Management, Inc.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]     (b) [ ]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS  OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                   [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Investment Partners Asset Management, Inc. is organized under the laws of Delaware.
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                                  7     SOLE VOTING POWER                                           268,023
NUMBER OF           ----------------------------------------------------------------------------------------------------------
SHARES                   8     SHARED VOTING POWER                                    926,170
BENEFICIALLY      ----------------------------------------------------------------------------------------------------------
OWNED BY             9     SOLE DISPOSITIVE POWER                                 268,023
EACH                        ----------------------------------------------------------------------------------------------------------
REPORTING            10    SHARED DISPOSITIVE POWER                          926,170
PERSON
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,194,193
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES   [ ]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.04%
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14    TYPE OF REPORTING PERSON
         IA
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Item 1. Security and Issuer

     This statement relates to the Common Units representing Class B Limited Liability Company Interests (“Common Units”) of Constellation Energy Partners LLC, which is located at 1801 Main Street, Suite 1300, Houston, Texas  77002.

Item 2. Identity and Background

     The reporting person is Investment Partners Asset Management, Inc., a corporation organized in the State of Delaware that does business as an investment adviser.  Its principal office is located at One Highland Avenue, Metuchen, NJ  08840.  During the last five years, the reporting person (i) has not been convicted in a criminal proceeding and (ii) has not been a party to a civil proceeding described in Item 2(e) of Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

     The source of all funds used in making purchases was client assets.

Item 4. Purpose of Transaction

     The purpose of the acquisition is investment.  However, from time to time the reporting person intends to make recommendations to the issuer's management and/or board of managers with the goal of enhancing unitholder  value and the income-paying capacity of the Common Units generally, through operational efficiencies, corporate finance strategies, cost containment, and corporate governance initiatives.  The reporting person may also recommend strategic initiatives, such as capital structure and balance sheet restructurings or a sale, merger, acquisition, or other transaction.  The reporting person seeks representation on the issuer’s board, the removal of anti-takeover mechanisms, the rescission of executives’ golden parachutes, and exploration of a near-term financing, merger, or sale of the issuer or similar transaction.

     The reporting person on January 23, 2013, sent a further letter to the board of managers of the issuer, (attached hereto as an exhibit), stating that it may soon contact investment bankers, financial professionals, consultants, or other energy-industry specialists, asking them to propose strategies to unlock value for common unitholders and/or reinstate distributions.  Some of those tactics may include, among other things, arranging for alternative methods of financing, suggesting cost-cutting methods, merging the issuer or even seeking to acquire the entire company.  Should such proposals emerge, it is expected that any such professionals, consultants, or specialists will contact the issuer directly.

Item 5. Interest in Securities of the Issuer

a)   The reporting person believes that the number of Common Units that are outstanding is 23,689,068 as of November 9, 2012, based on information provided in the issuer’s most recent quarterly report on Form 10-Q. As of January 23, 2013, the reporting person may have been deemed the beneficial owner of 1,194,193 Common Units, or approximately 5.04% of the total number of Common Units outstanding.

b)   The reporting person has sole power to vote and sole dispositive power for 268,023 Common Units, or approximately 1.13% of the total number of Common Units outstanding.

     The reporting person has shared voting power and shared dispositive power for 926,170 Common Units, approximately 3.91% of the total number of Common Units outstanding.

c)   Clients of the reporting person have made the following purchases and sales of shares of the issuer within the past 60 days.  Each such transaction was effected by Investment Partners Asset Management, Inc., on behalf of its clients.  The listed transactions include year-end sales made for tax purposes.

Type of Transaction	Date of Transaction	Number of Common Units	Price Per Common Unit	Where and How Effected
Sale	12/17/2012	37,800	$1.1794	Open market
Sale	12/18/2012	39,600	$1.1828	Open market
Sale	12/19/2012	47,600	$1.1815	Open Market
Purchase	12/20/2012	9,200	$1.2300	Open market
Purchase	12/21/2012	3,700	$1.2199	Open Market
Sale	12/26/2012	21,000	$1.1804	Open Market
Purchase	12/27/2012	2,200	$1.1900	Open Market
Purchase	12/28/2012	3,700	$1.1895	Open Market
Purchase	12/31/2012	15,600	$1.1800	Open Market
Purchase	01/02/2013	20,000	$1.1800	Open Market
Purchase	01/03/2013	5,300	$1.1800	Open Market
Purchase	01/11/2013	50,000	$1.2485	Open Market

d) Clients of the reporting person are entitled to receive all dividends, distributions and proceeds of sale.

e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

     None

Item 7.    Material to be Filed as Exhibits

     Letter to the Board of Managers of Constellation Energy Partners LLC, dated January 23, 2013.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 23, 2013

Investment Partners Asset Management, Inc.

By: /s/Gregg T. Abella
Name:  Gregg T. Abella
Title: Officer